Sang Ho Kim

Chief Executive Officer

735 Don Mills Road #1405

Toronto, ON A6 M3C 1S9

(647) 435-9852

July 26, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Ethan Horowitz, Staff Accountant

Re:

Modena 1, Inc.

Item 4.01 on Form 8-K

Filed on July 19, 2007

File No. 000-50493

Dear Mr. Horowitz:

Modena 1, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") its amended current report on Form 8-K/A (the "Amended Form 8-K") in response to the Commission's comments, dated July 23, 2007 (the "Comment Letter"), with reference to the Company's Current Report on Form 8-K filed with the Commission on July 19, 2007 (the “July 19th 8-K”).

In addition to the Amended Form 8-K, the Company provides the following supplemental response to all the Commission's comments:

1.

Comment:  Upon review of your Form 10-KSB for the fiscal year ended October 31, 2005, we noted a going concern audit opinion modification. Please amend paragraph two of your Item 4 Form 8-K to address this opinion modification (e.g. uncertainty) in accordance with Item 304(a)(1)(ii) of Regulation S-B.

Response:  The Company has amended Item 4 of its July 19th 8-K in accordance with the Commission’s comment.

Exhibit 16.1

2.

Comment: Please file an updated letter from SF Partnership, LLP as an Exhibit 16 to your amended Form 8-K filing. This letter should reflect their agreement or disagreement with any disclosures in your amended filing and should refer to the appropriate date of our Form 8-K (i.e. July 18, 2007, not July 5, 2007).

Response:

SF Partnership, LLP, the Company’s former independent auditors, has revised its letter in accordance with the Commission’s comment. The Company has refiled Exhibit 16.1 with the Amended Form 8-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Form 8-K.

Please address any further questions or comments to the undersigned at the above-referenced telephone number.  Thank you very much.

Very truly yours,

/s/ Sang Ho Kim

Sang Ho Kim

Enclosures